April 17, 2012

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. John Grzeskiewicz

The Huntington Funds

SEC File No. 811-05010

Dear Mr. Grzeskiewicz:

Below please find our responses to your comments with respect to the Registrant’s Registration Statement on Form N-14 as filed March 26, 2012 (“Registration Statement”) relating to the reorganization of the Huntington New Economy Fund into the Huntington Mid Corp Fund.

Comment:        Please change the order of the Funds listed in the expense example table.

Response:        The requested change has been made.

Comment:        Please confirm which Fund’s portfolio turnover rate will be most likely going forward.

Response:        It is expected that the portfolio turnover rate for the Mid Corp Fund will remain consistent.

Comment:        Please state whether the investments of the New Economy Fund (the target fund) will comply with the strategies of the Mid Corp Fund (the acquiring fund).

Response:        The current investments of the target fund comply with the strategies and policies of the acquiring fund.

Comment:        Please add an introductory paragraph to the pro forma financials.

Response:        The requested information has been added.

Comment:        Please add the name “Mid Corp Fund” to the heading of the pro forma table.

Response:        The requested information has been added.

Comment:        Please indicate on the pro forma financials that the information is unaudited.

Response:        The requested information has been added.

Comment:        Please include an adjustment for the estimated expenses due to the merger in the pro forma statement of assets and liabilities.

Response:        The requested information has been added.

Comment:        Please provide an explanation of the adjustment due to merger expenses in a note to the pro forma statement of assets and liabilities and the schedule of investments.

Response:        The requested information has been added.

Comment:        Please add disclosure to the pro forma notes describing the amount and nature of the expected expenses due to the reorganization.

Response:        The requested information has been added.

Comment:        Please confirm that a North American Securities analysis was performed to determine the accounting survivor.

Response:        The registrant performed the required analysis to determine the accounting survivor.

Comment:        Please describe why the Registrant believes the reorganization complies with Rule 17a8 under the Investment Company Act of 1940.

Response:        The Registrant represents that the Reorganization complies with each of the requirements of Rule 17a-8:

No policy of the target fund that could not be changed without a vote of a majority of its outstanding voting securities is materially different from a policy of the acquiring fund; the advisory contract between the target fund the investment adviser is not materially different from the advisory contract between the acquiring fund and the investment adviser; the Independent Trustees of the target fund who were elected by its shareholders will comprise a majority of the Trustees of the acquiring fund; and the distribution fees authorized to be paid by the acquiring fund pursuant to Rule 12b-1 are no greater than the distribution fees authorized to be paid by the target fund.

Comment:        In the cover letter to the Information Statement please confirm whether any investments have been sold or repositioned in the target fund in anticipation of the Reorganization.

Response:        The target fund has not repositioned its portfolio in connection with the Reorganization.

Comment:        Please remove the references to a Record Date.

Response:        The requested change has been made.

Comment:        Please include the information required by Items 7 and 8 of Form N1-A.

Response:        The requested information has been added.

Comment:        Please confirm that Class A shares and Trust shares of the target fund will be reorganized into the respective share classes in the acquiring fund.

Response:        The share classes of the target fund will be reorganized into the respective share classes of the acquiring fund.

Comment:        Please file the required tax opinion in connection with the Reorganization.

Response:        The Registrant represents that it will file the tax opinion in a subsequent filing.

Comment:        Please revise or define the term “Valuation Time”.

Response:        The requested change has been made.

The Registrant acknowledges that:

1)	it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement;

2)	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3)	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any additional questions, or need additional information, please contact me at 513-366-3071.

Sincerely,

/s/  Jay S. Fitton

Jay S. Fitton

Secretary

cc: Mr. David R. Carson, Chief Compliance Officer